25002850

SEC Mail Processing

MAR 04 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-46802

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investment Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Guerrera	205-268-5553	darren.guerrera@concoursefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

188 East Capitol Street	Jackson	MS	39201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Distributors, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VANESSA RICAURTE
MY COMMISSION EXPIRES DECEMBER 6, 2028
NOTARY PUBLIC
STATE OF ALABAMA

Signature: Darren Guerrera

Title:
Chief Financial Offficer

Vanessa Ricaurte
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Investment Distributors, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary
Information
Pursuant to SEC Rule 17a-5
December 31, 2024

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2024

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Loss 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–12

Supplementary Schedules

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 13

Schedule II – Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 14

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Investment Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Distributors, Inc. (the Company) as of December 31, 2024, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2019.

Jackson, Mississippi
February 27, 2025

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$ 13,095,803
Commissions receivable	5,383,403
Prepaid expense and other current assets	242,339
State income tax receivable	5,281
Deferred income taxes	35,887
Receivable from agents	245,932
Due from affiliates	4,072
Total assets	$ 19,012,717
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 5,791,692
Due to affiliates	665,975
Other accrued expenses	538,550
Total liabilities	6,996,217
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	9,649,000
Retained earnings	2,366,500
Total stockholder's equity	12,016,500
Total liabilities and stockholder's equity	$ 19,012,717

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Loss
Year Ended December 31, 2024

Revenues	
Commissions	$ 193,848,286
Interest and dividend income	433,296
Other revenues	1,686,828
Total revenues	195,968,410
Expenses	
Commissions	192,650,266
Salaries and wages	1,350,312
Corporate and divisional allocations, related party	1,212,407
Other expenses	877,600
Total expenses	196,090,585
Loss before income tax expense	(122,175)
Income tax benefit	(16,246)
Net loss	$ (105,929)

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2024	1,000	$ 1,000	$9,649,000	$2,472,429	$ 12,122,429
Net loss	-	-	-	(105,929)	(105,929)
Balance at December 31, 2024	1,000	$ 1,000	$9,649,000	$2,366,500	$ 12,016,500

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities	
Net loss	$ (105,929)
Adjustments to reconcile net loss to net cash provided by operating activities	
Deferred income taxes	(16,771)
Changes in assets and liabilities, net of effect of net assets assumed:	
Commissions receivable	101,626
Prepaid expense and other current assets	(24,223)
State income tax receivable	144
Receivable from agents	(12,028)
Due from affiliates	424,101
Commissions payable	(182,184)
Due to affiliates	215,310
Other accrued expenses	(25,137)
Net cash provided by operating activities	374,909
Cash flows from investing activities	
Consideration paid for net assets assumed, net of cash acquired	812,597
Net cash provided by investing activities	812,597
Change in cash and cash equivalents	1,187,506
Cash and cash equivalents	
Beginning of year	11,908,297
End of year	$ 13,095,803
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 381

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"), MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), Great West Life & Annuity Insurance Company (a subsidiary of PLICO) (GWLA) and Great West Life & Annuity Insurance Company of New York (a subsidiary of PLICO) ("GWLANY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, GWLA, GWLANY, and ZALICO, modified guaranteed annuities issued by PLICO, PLAIC, and GWLA and variable universal life products issued by PLICO, PLAIC, MONY, GWLA, GWLANY, and ZALICO.

On November 16, 2024, Concourse Financial Group Securities, Inc. (CFGS) and Concourse Financial Group Agency, Inc., affiliates of the Company, assigned to the Company certain net assets, contracts with third parties, and intellectual property related to their registered and non-registered insurance product wholesaling divisions. The Company paid $1.2 million to the affiliates and received $2.0 million of cash and assumed $0.8 million of Commissions payable and Other accrued expenses. This assignment resulted in the Company becoming a wholesaler of registered and non-registered insurance products through multiple third-party investment distributors.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of best efforts underwriting of registered insurance products and wholesale distribution of registered and non-registered insurance products. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and the measure of segment assets is presented in the Statement of Financial Condition as total assets.

The Company generates significant revenue from related parties (see Note 4).

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2024, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Revenue Recognition

Revenues are recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to Note 3 for further discussion of the Company's policies with respect to the amount and timing of revenue recognition, significant judgments involved in the measurement and recognition of revenues, and revenues disaggregated by category.

Interest and Dividend Income

Interest and dividend income is primarily generated through both interest earned on interest-bearing demand deposit accounts and dividends earned on a money market mutual fund, and was accounted for on the accrual method.

Commissions Receivable and Receivable from Agents

Commissions receivable and receivable from agents are comprised primarily of accrued commissions receivable and advances to the Company's representatives. Commissions payable and due to affiliates are primarily related payables accrued at the same time as commissions receivable and receivable from agents, respectively. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the ASC Fair Value Measurement and Disclosure Topic) as of December 31, 2024, due to their short-term nature. Commissions receivable and receivable from agents are classified as Level 2 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Prepaid Expense

Prepaid expense is comprised of amounts paid to a flex-funding account to cover registration fees for the following year, and amounts paid to vendors for services to be received in the future.

Income Taxes

The results of operations of the Company are included in the consolidated federal tax return of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written tax sharing agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are settled via intercompany settlements periodically, per the tax sharing agreement.

Concentration of Credit Risk

The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Revenues

Revenue from contracts with customers includes commission revenues. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following tables show revenues disaggregated by category:

Commissions	
Sales Based	$ 105,206,987
Trailing	88,641,299
Other revenues	2,120,124
Total revenues	**$ 195,968,410**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions on a principal basis by acting as the pass-through entity for commissions paid to broker dealers for the registered products issued by related parties and ZALICO and by wholesaling registered and non-registered insurance products through multiple third-party investment distributors. The Company does not open or maintain customer accounts.

Commission revenues may be received at the point of sale (sales based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement by the related parties or ZALICO or third-party investment distributors.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement and is recognized on the trade date.

Trailing commissions, including renewal commissions, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable due to the uncertainty of the investor holding the policy or shares for a given period.

Other Revenues

Other revenues primarily include distribution fees earned from PLICO and PLAIC, and investment income derived from interest and dividend income on the Company's interest-bearing demand deposit accounts and money market mutual fund.

4. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best-efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

The Company recorded approximately $5.9 million of commission expense in 2024 paid to CFGS, a subsidiary of PLC.

In accordance with amendments to distribution agreements with PLICO and PLAIC, the Company receives distribution fees for its services as underwriter of the insurance products. The Company recognized $1.7 million of distribution fees in 2024 under these agreements, which are included in "Other revenues".

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.4 million of related expenses in 2024 under this agreement, which are included in "Corporate and divisional allocations, related party".

In accordance with an administrative services agreement, the Company receives management and administrative services from CFGS, including allocations for various overhead and technology costs. The Company recognized $0.8 million of related expenses in 2024 under this agreement, which are included in "Corporate and divisional allocations, related party".

The Company earned all its underwriting and wholesale distribution commission revenues from affiliated life insurance companies, excluding $2.9 million of commissions from ZALICO and $1.7 million of commissions from third-party wholesale distribution partners, during the year ended December 31, 2024.

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Loss), arise from these transactions, as well as audit fees reimbursed to PLC.

5. Income Taxes

The income tax benefit for the year ended December 31, 2024 was as follows:

Current		
State	$	525
Deferred		
Federal		(12,284)
State		(4,487)
	$	(16,246)

The actual income tax benefit for 2024 differed from the expected tax benefit as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 21% to loss before provision for income tax benefit.

Computed expected tax expense (benefit)	$	(25,656)
Differences between expected and actual tax		
State tax, net of federal benefit		(3,130)
Non-deductible expenses		12,540
Total actual tax expense (benefit)	$	(16,246)

The following table shows the significant components of the net deferred income tax asset as of December 31, 2024:

Federal intercompany losses	$	17,493
State net operating losses		20,995
Accrued bonuses		11,575
Accrued vacation		12,777
Prepaid expenses		(26,953)
Net deferred income tax asset	$	35,887

In management's judgement, the gross deferred income tax asset as of December 31, 2024 will more likely than not be fully realized. The deferred tax asset of $17,493 comprised of federal intercompany losses will never expire. The deferred tax asset of $20,995 comprised of state net operating losses begins to expire in 2035.

The Company concluded, based on its anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2024 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the

Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

The state income tax receivable of $5,281 includes certain tax payments that occurred in prior periods that were in excess of the Company's tax liability. The Company has elected not to receive a refund, but to apply these amounts toward future tax liabilities.

As of December 31, 2024, the Company evaluated the need for the recognition of an uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2019.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had computed net capital of $5.9 million, which was $5.5 million in excess of its minimum required net capital of $0.5 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2024 was 1.18 to 1. As of and for the year ended December 31, 2024, the Company claimed an exemption from Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to (1) selling variable life insurance and annuities, (2) wholesale distribution of variable life insurance products and traditional insurance products, and (3) acting in the capacity of principal underwriter with respect to variable life contracts and fixed and variable annuity contracts.

7. Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2024, the Company had no liabilities that were subordinated to the claims of general creditors.

8. Commitments and Contingencies

Civil jury or arbitration verdicts are sometimes returned against broker dealers, involving sales practices of representatives, alleged misconduct, and other matters. These lawsuits can award substantial judgments against these companies that may be disproportionate to the actual damages, including material amounts of punitive damages. Juries or arbitrators can have discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in these matters. The Company, like other brokers and dealers, in the ordinary course of business, may from time to time be involved in such matters. While the Company is not aware of pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company, unforeseen matters can sometimes arise.

In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

9. Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, and through the financial statement issuance date of February 27, 2025. The Company has not evaluated subsequent events after February 27, 2025 for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024 **Schedule I**

Net Capital	
Total stockholder's equity	$ 12,016,500
Deductions and/or charges	
Nonallowable receivables and other assets	(5,916,914)
Haircut on securities positions and money market funds	(160,389)
Net capital	$ 5,939,197
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 5,791,692
Due to affiliates	665,975
Other accrued expenses	538,550
Aggregate Indebtedness	$ 6,996,217
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 466,414
Excess net capital (net capital, less net capital requirement)	$ 5,472,783
Ratio: Aggregate indebtedness to net capital	1.18 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2024 FOCUS Report filed on January 27, 2025.

See accompanying report of independent registered public accounting firm.

Investment Distributors, Inc.

(a wholly owned subsidiary of Protective Life Corporation)

Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2024 **Schedule II**

The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling variable life insurance and annuities, (2) wholesale distribution of variable life insurance products and traditional insurance products, and (3) acting in the capacity of principal underwriter with respect to variable life contracts and fixed and variable annuity contracts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Investment Distributors, Inc.'s Exemption Report (the Exemption Report), in which (1) Investment Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling variable life insurance and annuities, (2) wholesale distribution of variable life insurance products and traditional insurance products, and (3) acting in the capacity of principal underwriter with respect to variable life contracts and fixed and variable annuity contracts, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Jackson, Mississippi
February 27, 2025

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Exemption Report Under SEC Rule 17a-5

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling variable life insurance and annuities, (2) wholesale distribution of variable life insurance products and traditional insurance products, and (3) acting in the capacity of principal underwriter with respect to variable life contracts and fixed and variable annuity contracts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Darren Guerrera, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]	February 27, 2025
Signature	Date

Chief Financial Officer

Title